82-34762

Antena 3

Director of the Legal Department

RECEIVED
2004 MAY 13 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE: MAY 10, 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

04030010

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: OTHER COMMUNICATIONS

Number of pages including this one: 5

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the two communications with aditional information regarding Financial Results of the Company.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

5/17

Avda. Isla Graciosa, n° 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Mr. Carlos Lázaro Recacha
Dirección General de Mercados Primarios
Comisión Nacional del Mercado de Valores
Castellana nº 19
28046 Madrid

Madrid, 23rd April 2004

Dear Mr. Lázaro:

We acknowledge receipt of your letter dated 13th April 2004, reference number 2004018734, received on 19th April, granting us a term of 10 days to answer the followings questions:

FIRST:

- *Reasons why – irrespective of the uncertainty on the part of the auditor about the doubts related to the final outcome of the situation – the Company has not considered such circumstance so that the annual accounts present, in all material respects, a true and fair view of its net worth and financial position as required by the mercantile legislation in force.*

As mentioned in the first paragraph of your letter, this first question is based on the fact that in the audit reports, *"DELOITTE & TOUCHE ESPAÑA, S.L. declares an uncertainty derived from the impossibility of assessing the impact, both on the individual and consolidated annual accounts, of the resolutions to be adopted as a consequence of the final award passed in connection with the arbitration proceedings related to the contract executed by and between Radio Blanca Group and Uniprex, S.A."*

In this respect, the audit reports related to the individual and consolidated annual accounts of Antena 3 de Televisión, S.A. read as follows:

With respect to the individual accounts:

*"On March 16, 2004, an arbitral award was made resolving the arbitration procedings relating to the contract between the Radio Blanca Group and Uniprex, S.A., a wholly-owned investee. The arbitral award declared the contract to have been terminated and rescinded and required Uniprex, S.A. to pay € 193 million. As indicated in Note 22, **that amount, and the tax effect thereof, was recorded in the 2003 financial statements referred to above, and the directors consider that the expenses and losses in this connection will not exceed those recorded.***

*In relation to the aforementioned resolution, the Company is analyzing and evaluating both the financial, legal and commercial consequences, and the various alternatives for action, including claims against third parties, within the limits and the periods provided for by the legislation governing the various aspects relating to those consequences (see Note 22). As of the date of this report, it is not possible to evaluate the impact that the final outcome of the resolutions that might be adopted could have on the financial statements, **however it is estimated that the impact will not exceed the amount recorded".***

With respect to the consolidated accounts:

"On March 16, 2004, an arbitral award was made resolving the arbitration proceedings relating to the contract between the Radio Blanca Group and Uniprex, S.A., a wholly-owned investee. The arbitral award declared the contract to have been terminated and rescinded and required Uniprex, S.A. to pay € 193 million. As indicated in Note 24, ***that amount, and the tax effect thereof, was recorded in the 2003 consolidated financial statements referred to above, and the directors consider that the expenses and losses in this connection will not exceed those recorded.***

In relation to the aforementioned resolution, the Company is analyzing and evaluating both the financial, legal and commercial consequences, and the various alternatives for action, including claims against third parties, within the limits and the periods provided for by the legislation governing the various aspects relating to those consequences (see Note 24). As of the date of this report, it is not possible to evaluate the impact that the final outcome of the resolutions that might be adopted could have on the financial statements, ***however it is estimated that the impact will not exceed the amount recorded".***

In both texts we have highlighted in bold letters two sentences that coincide in both reports. The first one states that the individual and consolidated annual accounts record **the total amount that Uniprex, S.A.U. has been sentenced to pay.** The second one clearly states that, as in the case of the Directors of the Company and the group, the auditing company DELOITTE & TOUCHE ESPAÑA, S.L. estimates that, irrespective of the final outcome of the resolutions that might be adopted, **the impact will not exceed the amount recorded.**

This means that the auditing company affirms that Antena 3 de Televisión, S.A. **has made provisions for the maximum amount foreseen for such eventual impact.** Therefore, the resolutions to be adopted in this respect will not have a negative impact on the figures recorded or, in other words, if any of such resolutions are favourable to the Company (for instance, the claim against third parties) **such impact would only increase the shareholders' equity of the Company.**

Consequently, we understand that the individual and consolidated annual accounts present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. and its group and that the uncertainty of the auditing company can only be construed in a positive way.

SECOND:

- *In the context of the companies of the group whose losses reduce its assets below 50% of its capital stock and even offer a negative figure for shareholders' equity: actions adopted and foreseen; registration situation of such actions and schedule for their implementation to restore the net worth balance.*

This second question is based, according to the second paragraph of your letter and the footnotes, on the fact that "*furthermore, from the analysis of the information included in the annual report corresponding to the individual financial statements, it can be inferred that some of the companies included in the scope of consolidation accrue losses that reduce their assets below 50% of their capital stock* (reference is made to note 1) *and even convert their shareholders equity into a negative figure* (note 2)".

Note 1 states that: *"As in the case of Antena 3 Castilla-León, S.A. and Antena 3 Directo, S.A. (shareholders' equity of this latter company is lower than 50% of capital stock, even taking into account the participating loan of euro 7 million)".*

Note 2 states that: *"As in the case of Compunet Servicios Telemáticos, S.A. and Publicidad 3, S.A. (the sole shareholder of Uniprex, S.A., a company subject to a winding up process by virtue or article 260 of the Corporations Law)."*

We answer this second question separately for each one of such subsidiaries:

1. Antena 3 Castilla-León, S.A.: On 14th April 2004, a purchase and sale public deed was granted for the shares held by Antena 3 de Televisión, S.A. in the capital stock of this company. Such purchase and sale has not been recorded in the annual accounts since it occurred after the formulation of the accounts by the Board of Directors. Neither the net book value of the shareholding held by the company (€ 596,804.44) nor the price (€ 600,000) are significant or have any impact on the individual or consolidated accounts of Antena 3 de Televisión, S.A.

2. Antena 3 Directo, S.A.: The decision on this subsidiary is, precisely, to wind it up. This will be formally initiated upon the conclusion of the process, already in progress, to sell its subsidiaries and to discontinue its lines of activity. The necessary accounting, financial and legal measures will be adopted during the winding up process.

3. Compunet Servicios Telemáticos, S.A.: The accrued losses of this Company as at 31st December 2003 amounted to € 1,000,501. Within a term of 2 months after the formulation of its annual accounts for the last year, a contribution will be made to offset such losses. Consequently, the shareholders' equity will show a figure of € 81,351 compared with a capital stock of € 6,010.

4. Publicidad 3, S.A.: Antena 3 de Televisión, S.A. has granted a participating loan to this subsidiary from which € 230,357,642 have been already drawn down, as shown in page 13 of the annual accounts of Antena 3 de Televisión, S.A. for year 2003.
   Consequently, the shareholders' equity of Publicidad 3, S.A. amounts to € 44,591,227 compared with a capital stock of € 60,101. This means that **Publicidad 3, S.A. is not subject to a winding up process.**

We hope that the above explanations answer your two questions and we are forwarding them to the Comisión Nacional del Mercado de Valores to divulge them if considered appropriate, as mentioned in your letter dated 13th April.

Yours sincerely,

Carmen Rodríguez
Deputy Secretary of the Board of Directors

C:\DOCUME~1\margag\CONFIG~1\Temp\notes3F700E\04133a.doc

Mr. Carlos Lázaro Recacha
Dirección General de Mercados Primarios
Comisión Nacional del Mercado de Valores
Castellana nº 19
28046 Madrid

Madrid, 29th April 2004

Dear Mr. Lázaro:

Further to our letter dated last 23rd April answering your letter dated 13th April, and in connection with its second point (although no express reference was made to our subsidiary UNIPREX, S.A.U.), considering that – as already notified to the Comisión Nacional del Mercado de Valores on 16th March – the allocation of the relevant provision for the amount established in the award passed in the arbitration proceedings between UNIPREX, S.A.U. and Radio Blanca Group, has subject UNIPREX to the situation foreseen in article 260 of the Corporations Law, we declare the following:

As already notified to the Comisión Nacional del Mercado de Valores (significant event dated 21st April 2004), the agenda of the Shareholders' Ordinary General Meeting to be held on 12th May 2004 includes in its second point: "*Adoption of the necessary measures to maintain the stability of the subsidiary UNIPREX, S.A.U.*"

On this specific point of the agenda, the Board of Directors approved the following proposal in its meeting held on 21st April: "*To ratify the measures to be submitted by the Board to the consideration of the Meeting. Such measures will be those approved by the Board of Directors in the meeting to be held immediately before the Ordinary General Meeting.*"

This means that the Board of Directors has not submitted yet to its shareholders and to the market the specific measures to be proposed to the General Meeting to maintain the stability of UNIPREX, S.A.U., since the Company is analyzing the whole range of options available to present the best proposal.

The Board of Directors will meet next 11th May at 19:00 hours to study and approve the proposal to be presented to the General Meeting to be held the day after.

In the same meeting, the Board of Directors will also approve the proposal to be presented in connection with the 7th point of the agenda of the Meeting.

Both proposals will be notified to the shareholders and to the market as soon as possible once they have been approved by the Board of Directors on 11th May 2004.

Yours sincerely,

Carmen Rodríguez

Antena 3

Director of the Legal Department

DATE: 12th May 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SIGNIFICANT EVENT
Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed today before the Spanish National Securities Market Commission in its English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

The Board of Directors of Antena 3 de Televisión, S.A., in its meeting started yesterday, 11th May 2004, at 19:00 h., and ended today, 12th May at 11:55 h., as foreseen and announced, has adopted the resolutions related to the two proposals pending and to be submitted to the Shareholders' General Meeting summoned for today, 12th May at 12:00 h. (in first call), in connection with points II and VII of the Agenda. The resolutions adopted are as follows:

Proposal related to point II of the Agenda. Measures necessary to maintain the stability of the subsidiary UNIPREX, S.A.U.

To adjust the shareholders' equity of Uniprex, S.A.U. in the following manner:

- *To decrease the capital stock from the current amount of euro 43.391,000 to euro 0, crediting it to losses from previous years.*
- *To increase the capital stock by euro 60,000. This capital increase is fully subscribed by the current sole shareholder of Uniprex, S.A.U., i.e. Publicidad 3, S.A.U.*
- *Granting by Publicidad 3, S.A.U. of a new participating loan for an amount of euro 96,130,000, under the same terms and conditions as the existing one.*

Proposal related to point VII of the Agenda. Appointment of the auditors of Antena 3 de Televisión, S.A. and its consolidated group of companies.

To reelect the company Deloitte & Touche España, S.L., in accordance with the provisions of article 204 of the Corporations Law and article 153 of the Regulations of the Mercantile Registry, as auditors in charge of the verification of the annual accounts of Antena 3 de Televisión, S.A. and its consolidated group of companies for a term of one year, i.e. for the current year 2004.

San Sebastián de los Reyes (Madrid), 12th May 2004.